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                                                                  EXHIBIT (a)(7)

MONDAY May 22, 10:23 AM Eastern Time

COMPANY PRESS RELEASE

SOURCE: Impac Commercial Holdings, Inc.

IMPAC COMMERCIAL HOLDINGS, INC. ANNOUNCES RESULTS OF $5.75 PER SHARE CASH TENDER OFFER

NEW YORK, May 22/PRNewswire/ -- Impac Commercial Holdings, Inc. (the "Company" or "ICH") (Amex: ICH - news) today announced that based on a preliminary count by the depositary for its fixed price tender offer, the Company expects to purchase for cash approximately 2,100,123 shares of its common stock, par value $0.01 per share, from its stockholders at a tender price of $5.75 per share, net to the seller in cash, without interest. The tender offer expired at 12:00 Midnight New York City time on Friday, May 19, 2000.

Under the terms of the tender offer, the Company has the right to increase the number of shares accepted for purchase above 2,020,367 so long as the excess number accepted does not exceed 2 percent of the then issued and outstanding shares of common stock, or approximately 168,364 shares. The 2,100,123 shares the Company expects to purchase represents approximately 25 percent of the 8,418,200 shares of common stock outstanding immediately prior to the tender offer.

Payment for shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

On April 20, 2000, the last full American Stock Exchange trading day prior to announcement of the tender offer, the closing price of the common stock was $4.81 per share. The closing price of the Company's common stock on May 19, 2000, the last full American Stock Exchange trading day prior to expiration of the tender offer, was $5.44 per share.

ICH was established in 1997 and was formed to pursue opportunities in the commercial mortgage sector.

Merrill Lynch & Co. and PaineWebber Incorporated acted as Dealer-Managers for this tender offer.

SOURCE: Impac Commercial Holdings, Inc.